UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)          ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
IsoTis S.A.
(Name of Subject Company)
Not Applicable
(Translation of Subject Company’s Name into English (if applicable))
Switzerland
(Jurisdiction of Subject Company’s Incorporation or Organization)
IsoTis, Inc.
(Name of Person(s) Furnishing Form)
Common Shares, representing nominal value of CHF 1 each
(Title of Class of Subject Securities)
Not Applicable
(CUSIP Number of Class of Securities (if applicable))
Pieter Wolters
President and Chief Executive Officer
2 Goodyear, Suite B
Irvine, California 92618
(949) 595-8710
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
     Not Applicable.
Item 2. Informational Legends
     A legend complying with Rule 802(b) of the Securities Act of 1933, as amended, is included in the documents filed as Exhibits 1 and 2 to this Form.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

The following documents are attached as exhibits to this Form:

Exhibit No.	Description
1	Press Release, dated November 6, 2006, announcing the exchange offer.
2	Pre-Announcement of the exchange offer, dated November 6, 2006.
(2)	Documents Incorporated by Reference into the Home Jurisdiction Documents

Not Applicable.

(3)	Power of Attorney

Not Applicable.
PART III — CONSENT TO SERVICE OF PROCESS
(1)	Power of Attorney

Not Applicable.

(2)	Change in Name or Address of Agent for Service

Not Applicable.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISOTIS, INC.
Date: November 6, 2006	By:	/s/ Robert J. Morocco
		Name:	Robert J. Morocco
		Title:	Chief Financial Officer/Treasurer and Secretary